Filed Pursuant to Rule 433

Registration Statement No. 333-253312

American International Group, Inc.

$750,000,000

5.125% Notes Due 2033

Issuer:	American International Group, Inc.
Offering Format:	SEC Registered
Securities:	5.125% Notes Due 2033 (the “Notes”)
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB+ (negative) / BBB+ (stable)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	March 23, 2023
Settlement Date:	March 27, 2023 (T + 2)
Maturity Date:	March 27, 2033
Principal Amount:	$750,000,000
Price to Public:	99.529% of principal amount
Gross Underwriting Discount:	0.450%
Net Proceeds to Issuer Before Expenses:	$743,092,500
Spread to Treasury Benchmark:	T + 175 basis points
Treasury Benchmark:	3.500% due February 15, 2033
Treasury Benchmark Yield:	3.436%
Coupon:	5.125%
Yield to Maturity:	5.186%
Interest Payment Dates:	Semi-annually on March 27 and September 27 of each year, commencing September 27, 2023
Day Count Convention:	30/360, unadjusted
Denominations:	$2,000, with increments of $1,000 thereafter
Early Redemption:	Make-whole redemption at any time prior to December 27, 2032 at a discount rate of Treasury + 30 basis points. Par redemption at any time on or after December 27, 2032.
CUSIP/ISIN:	026874 DS3 / US026874DS37
Joint Global Coordinators:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC BofA Securities, Inc.
Co-Managers	ANZ Securities, Inc. BNY Mellon Capital Markets, LLC ING Financial Markets LLC nabSecurities, LLC Natixis Securities Americas LLC Standard Chartered Bank UniCredit Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, J.P. Morgan Securities LLC toll-free at 1-212-384-4533 (collect) or BofA Securities, Inc. toll-free at 1-800-294-1322.

No PRIIPs or UK PRIIPs KID – no PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.